The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 MAY -5 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.


03022187

By Airmail

29th April, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th April 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 29th April 2003, confirming that The Capital Group Companies Inc. had increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 25th April 2003, held 39,620,310 shares, being 5.02% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET, HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/12

Company Announcements Office,
London Stock Exchange.

29th April, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated 28th April 2003 and received by fax after the close of business on 28th April 2003, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th April 2003, held 39,620,310 shares, being 5.02% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	3,113,000
Capital International Ltd	24,872,250
Capital International S.A.	612,908
Capital International, Inc.	2,315,273
Capital Research and Management Company	8,706,879

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary